ChineseInvestors.com, Inc.
411 Huntington Drive #107-228
Arcadia, CA 91006

Acknowledgement

ChineseInvestors.com, Inc., an Indiana corporation (the “Company”), acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ChineseInvestors.com, Inc.

/s/ Brett Roper

Brett Roper,
interim chief financial officer

Dated:   February 25, 2011